Exhibit 4.1

FIRST AMENDMENT TO THE RIGHTS AGREEMENT

FIRST AMENDMENT (this “Amendment”) dated as of August 7, 2014, to the RIGHTS AGREEMENT dated as of November 23, 2007 (the “Rights Agreement”), between Ctrip.com International, Ltd., a company incorporated with limited liability under the Cayman Islands Companies Law (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Rights Agent”). Capitalized terms used herein shall have the same meanings ascribed to them in the Rights Agreement.

WHEREAS the Company may, at its option, amend the Rights Agreement (subject to certain conditions including no adverse effect on the interests of the holders of Rights as such), including extending the Final Expiration Date to another date, without the approval of any holders of Rights, ADSs or Ordinary Shares pursuant to the provisions of Section 28 of the Rights Agreement;

WHEREAS the Rights Agent shall, if the Company so directs, amend any provision of the Rights Agreement pursuant to Section 28 of the Rights Agreement; and

WHEREAS the Board desires to (a) change the Final Expiration Date to August 6, 2024 and (b) amend the definition of “Acquiring Person” and certain other related sections in the Rights Agreement, and the Company desires to amend the corresponding provisions of the Rights Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto hereby agree as follows:

SECTION 1.  Amendment of Section 1(a). Section 1(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares then outstanding; provided, however, that no Person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of less than twenty percent (20%) of the Ordinary Shares then outstanding who or which is entitled to file, and files, a statement on Schedule 13G (“Schedule 13G”) pursuant to Rule 13d-1(b)(1) of the General Rules and Regulations under the Exchange Act as in effect at the time of the public announcement of this Agreement with respect to the Ordinary Shares Beneficially Owned by such Person (a “13G Institutional Investor”), shall be deemed to be an “Acquiring Person”; provided further, however, that a Person who or which was a 13G Institutional Investor shall no longer be a 13G Institutional Investor from and after the time it became subject to an obligation to file (regardless of the due date of such filing) a statement on Schedule 13D (“Schedule 13D”)  pursuant to Rule 13d-1(a), 13d-1(e), 13d-1(f) or 13d-1(g) of the General Rules and Regulations under the Exchange Act as in effect at the time of the public announcement of this Agreement with respect to the Ordinary Shares Beneficially Owned by such Person, and shall be deemed an Acquiring Person if it, together with all Affiliates and Associates of such Person, is the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares then outstanding at any point from and after the time it first became subject to an obligation to file (regardless of the due date of such filing) such a statement on Schedule 13D, provided that if at such time such Person’s (together with all Affiliates and Associates of such Person) Beneficial Ownership is not less than ten percent (10%) of the Ordinary Shares then outstanding, then such Person shall have thirty (30) days from such time to reduce the Beneficial Ownership of Ordinary Shares of such Person (together with all Affiliates and Associates of such Person) to below ten percent (10%) of the Ordinary Shares then outstanding before being deemed an “Acquiring Person” but shall be deemed an “Acquiring Person” if, after reducing its (together with all Affiliates and Associates of such Person) Beneficial Ownership of the Ordinary Shares then outstanding to below ten percent (10%), it (together with all Affiliates and Associates of such Person) subsequently becomes the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares then outstanding, or if, prior to reducing its (together with all Affiliates and Associates of such Person) Beneficial Ownership to below ten percent (10%) of the Ordinary Shares then outstanding, it (together with all Affiliates and Associates of such Person) increases its Beneficial Ownership (other than as a result of an acquisition of Ordinary Shares by the Company) to a level above the lowest Beneficial Ownership of Ordinary Shares of such Person (together with all Affiliates and Associates of such Person) at any time during such thirty (30) day period.

Notwithstanding the foregoing, the following shall not be deemed an “Acquiring Person”:

i.                  an Exempt Person;

ii.               The Bank of New York Mellon, in its capacity as depositary agent pursuant to the Deposit Agreement;

iii.            any Person who becomes the Beneficial Owner of ten percent (10%) or more, in the case of a Person who is not a 13G Institutional Investor, or twenty percent (20%) or more, in the case of a 13G Institutional Investor, of the Ordinary Shares then outstanding as a result of a reduction in the number of Ordinary Shares outstanding due to the repurchase of Ordinary Shares by the Company (or any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of ten percent (10%) or more, in the case of a Person who is not a 13G Institutional Investor, or twenty percent (20%) or more, in the case of a 13G Institutional Investor, of the then outstanding Ordinary Shares, acquires beneficial ownership of any additional Ordinary Shares; or

iv.           any 13G Institutional Investor or any Person who has reported or is required to report such ownership on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such schedule

(other than the disposition of the Ordinary Shares) and, within ten (10) Business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person acquired an amount equal to or in excess of ten percent (10%) but less than fifteen percent (15%) of the Ordinary Shares then outstanding, in the case of a Person who is not a 13G Institutional Investor, or an amount equal to or in excess of twenty percent (20%) but less than twenty-five percent (25%) of the Ordinary Shares then outstanding, in the case of a 13G Institutional Investor, inadvertently or without knowledge of the terms of the Rights and who or that, together with all Affiliates and Associates, thereafter does not acquire additional Ordinary Shares while such Person is the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares then outstanding, in the case of a Person who is not a 13G Institutional Investor, or twenty percent (20%) or more of the Ordinary Shares then outstanding, in the case of a 13G Institutional Investor; provided, however, that if the Person requested to so certify fails to do so within ten (10) Business Days, or the Person requested so to certify fails to reduce the Beneficial Ownership of Ordinary Shares of such Person (together with all Affiliates and Associates) within thirty (30) days from such time in order that such Person shall be the Beneficial Owner of less than ten percent (10%), in the case of a Person who is not a 13G Institutional Investor, or less than twenty percent (20%), in the case of a 13G Institutional Investor, of the Ordinary Shares then outstanding, then such Person shall become an Acquiring Person upon the expiration of such 10 Business Day period or such 30 day period, whichever occurs first.

SECTION 2.  Amendment of Section 1(d).  Section 1(d) of the Rights Agreement is hereby amended by (a) deleting the phrase “0.5 Ordinary Shares” and (b) replacing it with “0.25 Ordinary Share”.

SECTION 3.  Amendment of Section 1(qq).  Section 1(qq) of the Rights Agreement is hereby amended by (a) deleting the entire Section 1(qq) and (b) replacing it with “[Reserved.]”.

SECTION 4.  Amendment of Section 7(a).  Section 7(a) of the Rights Agreement is hereby amended by (a) deleting the date “November 23, 2017” and (b) replacing it with “August 6, 2024”.

SECTION 5.  Amendment of Exhibit A.  Each of the first sentence of the introductory paragraph commencing with “NOT EXERCISABLE AFTER” and the first sentence of the first paragraph commencing with “This certifies that” of Exhibit A to the Rights Agreement is hereby amended by (a) deleting the date “November 23, 2017” and (b) replacing it with “August 6, 2024”.

SECTION 6.  Amendment of Exhibit B.  The fourth paragraph under the caption of “Distribution Date; Transfer of Rights” commencing with “The Rights are” of Exhibit B to the Rights Agreement is here by amended by (a) deleting the date “November 23, 2017” and (b) replacing it with “August 6, 2024”.

SECTION 7.  Full Force and Effect.  Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

SECTION 8.  Governing Law.  This Agreement shall be interpreted and construed in accordance with the laws of the State of New York, U.S.A. All actions and proceedings brought by the Rights Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the State of New York. The Company hereby submits to the personal jurisdiction of such courts and consents that any service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder. Each of the parties hereto hereby waives the right to a trial by jury in any action or proceeding arising out of or relating to this Agreement.

SECTION 9.  Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  This Amendment shall be effective as of the date hereof.

SECTION 10.  Descriptive Headings.  Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions.

SECTION 11.  Rights Agreement as Amended.  From and after the date hereof, any reference to the Rights Agreement shall mean the Rights Agreement as amended hereby.

SECTION 12. Severability.  If any term, provision, covenant, or restriction to this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

Ctrip.com International, Ltd.

By	/s/ James Jianzhang Liang
Name: James Jianzhang Liang
Title: Chief Executive Officer

The Bank of New York Mellon

By	/s/ Robert W. Goad
Name: Robert W. Goad
Title: Managing Director